EXHIBIT 99.1

Ultrapetrol to Present At Jefferies 5th Annual Shipping, Logistics & Offshore Services Conference

NASSAU, Bahamas , Sept. 9, 2008 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (Nasdaq:ULTR), an industrial transportation company serving marine transportation needs in four markets (River Business, Offshore Supply Business, Ocean Business and Passenger Business), announced today that it is scheduled to present at the Jefferies 5th Annual Shipping, Logistics & Offshore Services Conference in New York City on September 16, 2008. Felipe Menendez Ross, President and Chief Executive Officer, will speak to the investment community at 1:00 p.m. ET.

The presentation will be broadcast live over the Internet and can be accessed at http://www.wsw.com/webcast/jeff29/ultr. In addition, the accompanying slide presentation and webcast will be available in the Investor Relations section of Ultrapetrol's Web site at http://www.ultrapetrol.net. The audio and slide presentation from the conference will be archived through September 23, 2008.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for grain, forest products, minerals, crude oil, petroleum and refined petroleum products, as well as the offshore oil platform supply market and the leisure passenger cruise market, with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers, oil-bulk-ore/capesize vessels and a passenger ship. More information on Ultrapetrol can be found at http://www.ultrapetrol.net.

The Ultrapetrol (Bahamas) Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=3164

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CONTACT:  The IGB Group
          Leon Berman, Principal
          212-477-8438
          Fax: 212-477-8636
          lberman@igbir.com
          www.igbir.com